Exhibit 99.1

NEWS RELEASE

Precision Drilling Trust
Announces Filing of Annual Disclosure Documents

Calgary, Alberta, Canada – March 30, 2009

Precision Drilling Trust ("Precision") announced that it has filed its annual disclosure documents with the Canadian Securities Commissions and the United States Securities and Exchange Commission (“SEC”).

Precision’s 2008 Annual Report contains the audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2008.  Precision’s financial results for the year ended December 31, 2008 were previously released on February 9, 2009.

Precision’s Annual Information Form has been filed on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") and along with the Annual Report, filed on Form 40-F on the SEC’s Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system.

The documents described above are also available on Precision’s website at www.precisiondrilling.com or by emailing Precision at info@precisiondrilling.com.

In early April, Precision will file with the securities commissions its 2009 Proxy Statement and Information Circular, providing governance and voting information for holders of units of Precision and holders of Class B Limited Partnership Units of Precision Drilling Limited Partnership, in advance of Precision’s May 6, 2009 annual meeting.

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of Precision Drilling Trust

(403) 716-4575
(403) 716-4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Website:  www.precisiondrilling.com